EXHIBIT 21.1

           SUBSIDIARIES OF BEVSYSTEMS INTERNATIONAL, INC.


The following is a list of subsidiaries of BEVsystems International, Inc., a Colorado corporation:

1.	Pocotopaug Investments, Inc., a Florida corporation, 100%
        owned by BEVsystems International, Inc.

2.	BEVsystems International, Ltd., a Bermuda corporation,
        100% owned by BEVsystems International, Inc.